UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
SouthEast Bancshares, Inc.
(Name of Issuer)
SouthEast Bancshares, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00 per share
(Title of Class of Securities)
31984K10
(CUSIP Number of Class of Securities)
Mary Neil Price
Miller & Martin PLLC
1200 One Nashville Place
150 Fourth Avenue, North
Nashville, Tennessee 37219-2433
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
     This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
     Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee **

$3,888,119	$777.62

*	For the purposes of calculation of fee only, this amount is based on 354,432 shares (the number of shares of common stock of the Issuer to be converted into Class A or Class B common stock in the Reclassification) multiplied by $10.97, the book value per share of common stock computed as of June 30, 2007.

**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $3,712,500 by 1/50th of 1.00%

☒	Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party: SouthEast Bancshares, Inc.
Form or Registration No.: Schedule 13E-3	Date Filed: August 15, 2007

INTRODUCTION
This Amendment No. 4 (the “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed by SouthEast Bancshares, Inc., a Tennessee corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder to report the results of the transaction that is the subject of the Transaction Statement. The Transaction Statement is hereby amended and supplemented as follows:
Item 15. Additional Information.
     This Final Amendment reports the consummation of the transactions contemplated by the Schedule 14A Proxy Statement filed by the Company with the Securities and Exchange Commission (the “SEC”) on October 3, 2007 (the “Proxy Statement ”) and voted upon by the shareholders of the Company at the special meeting held on November 1, 2007. The Reclassification Transaction (defined below), as described in the Proxy Statement, was approved by a majority of the votes entitled to be cast by the holders of all the common stock outstanding on the record date. As a result, an amendment to the Charter of the Company was duly adopted and filed with the Tennessee Secretary of State on November 2, 2007.
     Under the terms of the Reclassification Transaction, the Company’s board of directors recommended and the shareholders adopted an amendment to the Charter which provided for the authorization of two new classes of capital stock, Class A stock and Class B stock, and the reclassification of shares of common stock held by shareholders who own between 300 and 1,200 shares of common stock into Class A stock and shares of common stock held by shareholders who own 300 or less shares of common stock into Class B stock. The reclassifications were made on the basis of one share of Class A or Class B stock as described above for each share of common stock held as of the close of business on November 1, 2007 (the “Reclassification Transaction”).
     As a result of the Reclassification Transaction, there were fewer than 300 shareholders of record of the Company’s common stock, which allowed the Company to terminate the registration of its common stock under the Exchange Act. On November 5, 2007, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company’s common stock.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of November 5, 2007.

SouthEast Bancshares, Inc.
/s/ F. Stephen Miller
By: F. Stephen Miller
Title:	President, Chief Executive Officer, and Chairman